Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street,

(Off Cedar Ave),

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel  +27 11 278 9600

Fax  +27 11 278 9863

John Reynolds, Assistant Director

Pamela Howell, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

United States

BY EDGAR AND COURIER	February 1, 2013

Re: Sibanye Gold Limited (the “Company”)

Registration Statement on Form 20-FR

File No. 001-35785

Dear Mr. Reynolds and Ms. Howell:

The Company hereby respectfully requests that the effectiveness of the above captioned registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) be accelerated so that it will be made effective at 9:00 AM Eastern Standard Time on February 8, 2013, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the completion of the registration of the Company’s ordinary shares and American Depositary Receipts (“ADRs”), each representing four ordinary shares, under Section 12(b) of the Exchange Act and the planned listing of its ordinary shares and ADRs on the New York Stock Exchange and admission of its ADRs to trading thereon.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Directors: Matthews Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Rick Menell* Keith Rayner* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at +27 11 278 9600 or our U.S. legal counsel, Thomas B. Shropshire, Jr. of Linklaters LLP, at +44 20 7456 2000.

Very truly yours,

Sibanye Gold Limited

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer

cc:	Tia Jenkins, Securities and Exchange Commission

Ronald E. Alper, Securities and Exchange Commission

Jamie Kessel, Securities and Exchange Commission

George Schuler, Securities and Exchange Commission

Paul A. Schmidt, Gold Fields Limited

Michael Fleischer, Gold Fields Limited

Neal Froneman, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP